December 3, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 26, 2013

Form 10-Q for the Period Ended September 30, 2013

Filed November 7, 2013

File No. 001-35780

Attn:	Ruairi Regan/Brigitte Lippmann—Legal
Jamie Kessel/Rufus Decker—Accounting

Ladies and Gentlemen:

Bright Horizons Family Solutions Inc. (the “Company”) respectfully submits this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter dated November 26, 2013 relating to the Company’s Form 10-K for the year ended December 31, 2012 and the Company’s Form 10-Q for the period ended September 30, 2013.

To assist your review, the Staff’s comments as reflected in the Staff’s letter dated November 26, 2013 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

200 Talcott Avenue South, Watertown, Massachusetts 02472 p 617.673.8000 f 617.673.8001

One of Fortune Magazine’s “100 Best Companies to Work for in America”

www.brighthorizons.com

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2013

Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations -Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 39

1.	You discuss selling, general and administrative expenses and income from operations excluding stock compensation expense. These amounts appear to represent non-GAAP measures. In your Form 10-Q for the period ended September 30, 2013, you similarly discuss selling, general and administrative expenses and income from operations exclusive of several charges. In future filings, please provide the disclosures required by Item 10(e) of Regulation S-K. Please provide us with your proposed revised disclosures.

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that it will not include the non-GAAP measures referred to in the comment in future quarterly or annual report filings. In addition, the Company’s Registration Statement on Form S-1 (No. 333-192240) (the “Registration Statement”) has been revised on pages 54 and 56 in response to this comment to remove the non-GAAP measures.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to the Consolidated Financial Statements, page 62

Note 11. Income Taxes, page 78

2.	In future filings, please disclose as of each balance sheet date the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently reinvest and have not currently provided for in your U.S. income taxes. Please provide us with your proposed revised disclosures. Refer to ASC 740-30-50-2.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms that it will, as of each balance sheet date, include disclosure of the cumulative amount of undistributed earnings of non-U.S. subsidiaries that the Company intends to permanently reinvest and has not currently provided for in its U.S. income taxes. The Company expects that such future disclosure will be consistent with the following:

We consider the earnings of our non-U.S. subsidiaries to be indefinitely invested outside the United States. Based upon our current business plan, the earnings in our non-U.S. subsidiaries will continue to be used for our international operations and we do not

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2013

anticipate repatriating these funds. Also, the estimates of future domestic cash generation are projected to be sufficient to meet our future domestic cash needs. We have not recorded a deferred tax liability on approximately $        and $         of undistributed earnings of non-U.S. operations indefinitely reinvested outside of the U.S. as of December 31, 2013 and 2012, respectively.

Note 16. Segment and Geographic Information, page 88

3.	We note your disclosure that the various service offerings included in the Full Service Center-Based Care reportable segment have similar operating characteristics and meet the criteria for aggregation under ASC 280-10-50-11. Please identify each of the operating segments in the Full Service Center-Based Care reportable segment and provide us with the analysis you performed in concluding that these operating segments could be aggregated into the same reportable segment. In doing so, please also tell us your consideration of the two distinct economic models, Profit and Loss and Cost Plus, in arriving at this conclusion.

Response to Comment 3:

The Company supplementally advises the Staff that its full-service center-based child-care services reportable segment contains the following service offerings that have similar operating characteristics and meet the criteria for aggregation under ASC 280-10-50-11:

•	Center-based child care and early education (“child care”) for infants (typically ages three to sixteen months), toddlers (typically ages sixteen months to three years) and preschoolers (typically ages three to five years), delivered in 686 child care centers at December 31, 2012, of which 515 are in the United States, 138 are in the United Kingdom and 33 are in other countries outside the U.S.[1]

•	Center-based elementary school education (“elementary schools”) for kindergarteners through fifth graders (typically ages five to eleven years), delivered in eight schools at December 31, 2012, all of which are in the U.S.

Under ASC 280-10-50-11, a company may aggregate operating segments by meeting three key elements: (1) aggregation must be consistent with the objective and basic principles of ASC 280; (2) the operating segments must be economically similar; and (3) the operating segments must have similar qualitative characteristics, including the nature of the services, the type or class of customer for the company’s services, the methods used to provide its services, and the nature of the regulatory environment.

[1]	Please note that note 16 on page 88 of the Company’s Form 10-K refers to this service offering as “center-based child-care, preschool.” In future filings we will revise to refer to this service offering, as “center-based child care and preschool.”

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2013

For the year ended December 31, 2012, the child-care centers and elementary schools generated the following respective revenue:

	2012	%
	(in thousands)
Child care	$903,450	98.0%
Elementary schools	18,764	2.0%

	$922,214	100.0%

In accordance with the standards set forth in ASC 280-10-50-11, the Company has concluded that child care and elementary schools services meet the criteria for aggregation because both offerings:

•	provide a similar service, which is care and education to children in a center-based format;

•	have a similar service delivery model that focuses on childhood education through age-appropriate program curriculum, provided by a teacher in a daily service setting;

•	serve a similar class of customers, parents and the children attending the centers and schools on a daily basis;

•	operate in an environment regulated by state licensing agencies;

•	share similar economic characteristics, specifically tuition paid by families, and expenses primarily related to payroll and benefits for personnel, food costs, program supplies and, parent marketing and facilities costs; and

•	exhibit similar long-term operating performance.

The consistency exhibited by each of the centers across the entire full service child-care center portfolio is illustrated by the following factors:

•	the child care and early education services provided, including staffing ratios and hiring practices, curriculum, tuition fees for service, hours of operation and the fact that the same services are provided at all locations;

•	the customers served;

•	the similar organizational structure within each center’s operations and the associated management oversight;

•	the similar level of support provided by the Company’s corporate office for various administrative and compliance functions; and

•	the long-term average operating performance, which is targeted to exceed 20%. For 2012 and 2011, the gross margin performance for child care centers was 19.7% and 18.5%, respectively, in the full service segment.

Child-care is delivered through a uniform center-based model, with each center managed by a center director, who has day-to-day operating responsibility for the center, including training, management of staff, licensing compliance, implementation of curricula, conducting child assessments and enrollment.

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2013

The Company uses this structure for center operations regardless of the underlying economic model of the center. The profit and loss (P&L) or cost plus (CP) business model is determined based on the needs of the particular client and the Company’s expectations regarding the anticipated term of the contract and the specific service offering. The alternative contract models are intended to enable the center to meet the needs of the particular client, but do not affect the management, including determination of resource allocation, or oversight of any center’s operations or assessment of financial performance. In addition, the P&L and CP models, by design, have similar economic characteristics. Revenue per center averaged $1.4 million for P&L centers and $1.6 million for CP centers in 2012 and gross margin was 19.8% for P&L centers and 19.6% for CP centers in 2012, and was 18.2% for P&L centers and 19.4% for CP centers in 2011.

For the reasons described above, the Company believes that aggregation of its child care and elementary schools operating segments in its full-service center-based child-care services reportable segment is consistent with the objective and basic principles of ASC 280 and otherwise satisfies the requirements of ASC 280-10-50-11.

4.	Please disclose in future filings your domestic revenues and long-lived assets as required by ASC 280-10-50-41. The amounts related to individual foreign countries should also be disclosed, if material. Please provide us with your proposed revised disclosures.

Response to Comment 4:

The Company acknowledges the Staff’s comment and confirms that it will include in its future filings its domestic revenues and long-lived assets as required by ASC 280-10-50-41 together with any material amounts related to individual foreign countries. The Company expects that such future disclosure will be consistent with the following:

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2013

The classification “North America” is comprised of our United States, Canada and Puerto Rico operations and the classification “Europe and other” includes our United Kingdom, Netherlands, Ireland, and India operations. Revenues were $         million in 2013, $         million in 2012, and $         million in 2011 in the United States and $         million in 2013, $         million in 2012, and $         million in 2011 in the United Kingdom. Long-lived assets were $         million and $         million, at December 31, 2013 and 2012, respectively, in the United States, and $         million and $         million at December 31, 2013 and 2012, respectively, in the United Kingdom. The amounts of revenue and long-lived assets associated with other countries were not material.

Item 11. Executive Compensation, page 95

Equity Awards, page 98

5.	We note the substantial option awards on May 2, 2012 as disclosed in the summary compensation table and the grant of plan-based awards table. It is unclear from your disclosure in this section how the option awards were determined. Please revise your filing to include substantive analysis and insight into how your Compensation Committee made its restricted option award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the option awards to your named executive officers and how and why those awards varied among the named executive officers. Also, it appears from your disclosure that the awards were based in part on your relatively strong performance during the economic downturn. To the extent that equity awards are based on data you have analyzed from peer companies, please identify the peer companies you use and include an analysis of where actual option awards fell relative to your peer companies.

Response to Comment 5:

The Company supplementally advises the Staff that, as referenced in footnote 3 to the summary compensation table, the fair value of the awards included in the summary compensation table relates in large part to the option awards issued in connection with the Company’s option exchange transaction. The Company respectfully directs the Staff to the disclosure included on pages 53 and 54 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) as well as the disclosure contained in Note 12 to the Company’s consolidated financial statements (beginning on page 81 of the Form 10-K) regarding the details of the option exchange transaction, including the purpose of the option exchange transaction and the methodology for determining the number of shares to be issued in connection with the option exchange transaction. In addition, the Company respectfully directs the Staff to the disclosure included on page 98 of the Form 10-K, which includes disclosure that

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2013

each named executive officer participated in the option exchange transaction with respect to all previously outstanding options to purchase shares of Class A common stock. The same disclosures are included on pages 50, 51 and F-33 of the Registration Statement.

As disclosed on page 98 of the Form 10-K (and page 92 of the Registration Statement), in addition to the option awards granted on May 2, 2012 related to the option exchange transaction, the Company granted an option award to each named executive officer on May 2, 2012 with the number of shares underlying such option awards determined based upon the responsibilities and contributions of such person as an executive officer (taking into consideration the total value of the option award granted to such person in September 2008) and the Company’s relatively strong performance during the economic downturn. The Registration Statement has been revised on pages 92 and 93 in response to this comment to provide additional detail regarding how the Company’s compensation committee determined the actual number of shares underlying these additional option awards granted on May 2, 2013 to the named executive officers and how and why those awards varied among the named executive officers. In addition, the Registration Statement has been revised on page 94 to clarify, in footnote 3 to the summary compensation table, that the fair value amount related to awards other than the awards issued in connection with the option exchange transaction relates to both the April 4, 2012 awards (the details of which are described on page 98 of the Form 10-K and page 92 of the Registration Statement) and the additional May 2, 2012 awards. The Company supplementally advises the Staff that the Company’s relatively strong performance referred to above was evaluated in relation to the Company’s internal expectations as well as the performance of the economy in general and the Company did not analyze data from peer companies in determining the terms of the option awards granted to the named executive officers.

Exhibits 31.1 and 31.2

6.	In future filings, please confirm you will remove the certifying individual title from the first line of the Section 302 certification.

Response to Comment 6:

The Company acknowledges the Staff’s comment and confirms that it will remove the certifying individual title from the first line of the Section 302 certification in future filings.

*    *    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Securities and Exchange Commission

December 3, 2013

We hope that the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 673-8125 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Very truly yours,

/s/ Elizabeth Boland

Elizabeth Boland

cc:	David Lissy

Craig E. Marcus